Exhibit 3.38

ARTICLES OF ORGANIZATION

OF

CARMELA’S OF OCOEE, LLC

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is: Carmela’s of Ocoee, LLC

SECOND: The county within this state in which the office of the limited liability company is to be located is: SUFFOLK.

THIRD: The secretary of state is designated as agent of the limited liability company upon whom process against it may be served. The post office address within or without this state to which the secretary of state shall mail a copy of any process against the limited liability company served upon him or her is: Carmela’s of Ocoee, LLC 401 Broadhollow Road, Melville, New York 11747.

/s/ Carmela N. Merendino
Carmela N. Merendino
Organizer